Exhibit 99.1

Gilat Completes Acquisition of Stellar Blu Solutions LLC

Acquisition Supercharges Gilat’s IFC Growth, Establishing a Global
Leader in Aviation and High-End Mobility for ESA Applications

Expected to Add $120-150 million in 2025 Annual Revenues

Petah Tikva, Israel, January 7th, 2025 — Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a global leader in satellite networking technology, solutions, and services, today announced that it has successfully closed the acquisition of Stellar Blu Solutions LLC (“Stellar Blu”), a leading US-based provider of next-generation SATCOM terminal solutions.

Gilat expects its annual revenues from Stellar Blu to range between $120 and $150 million in 2025, based on Stellar Blu’s robust backlog. In addition, the acquisition is expected to be accretive on non-GAAP results for 2025. Furthermore, the Company estimates that once Stellar Blu reaches its target manufacturing capacity, which Gilat expects will occur during the second half of 2025, Stellar Blu’s EBITDA margin is expected to be above 10%.

“This acquisition is a pivotal step in our strategy to expand Gilat’s presence in the growing In-Flight Connectivity (IFC) market,” said Adi Sfadia, Gilat’s CEO. “We expect Stellar Blu’s cutting-edge technologies, combined with Gilat’s advanced IFC solutions to position us as a market leader for both commercial and business aviation, as well as adjacent high-end mobility markets that are ideal for Electronically Steered Antenna (ESA) applications.”

Mr. Sfadia continued, “With the increasing demand for free, seamless, high-quality in-flight Wi-Fi and Stellar Blu’s pioneering expertise in multi-orbit LEO and GEO IFC solutions, this acquisition enhances Gilat’s ability to meet the most demanding service level agreements in the industry, opening up new growth opportunities in aviation and beyond.”

Mr. Sfadia highlighted, “We expect to ship hundreds of Stellar Blu’s Sidewinder terminals during the upcoming quarters.”

The acquisition’s consideration at closing was $98 million in cash, as adjusted. Although the Company had over $115 million in Net Cash at the end of 2024, the Company used a new secured credit line of $100 million from HSBC Bank USA and Bank Hapoalim to fund $60 million of the consideration paid at closing. The remaining $40 million, from the secured credit line, along with the Company’s resources, is expected to be called upon and cover potential earn-out payments. The three year loan will bear interest at a rate of SOFR plus 2.6% to 3.35%.

Funding this acquisition through a combination of the Company’s resources and a secured credit line will provide Gilat with additional flexibility given the opportunities in the market.

The consideration payment in connection with the acquisition may increase by up to an additional $147 million in cash, conditioned upon the acquired business achieving operational and strategic business milestones, during the first two years that follow the signing of the agreement.

About Stellar Blu Solutions

Stellar Blu Solutions is a leader in developing cutting-edge connectivity, network, and avionics solutions for next-generation satellite networks. Focused on continuing the development of aircraft communications technologies for the world’s leading airlines, as well as solutions for other aerospace and mobility markets, Stellar Blu provides turn-key inflight connectivity solutions including terminal development, aircraft integration, and certification and installation packages.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground, and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high-value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software-defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high-performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, the potential impact of the closing of the transaction on the ability of Gilat and Stellar to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Gilat or Stellar do business, or on Gilat’s or Stellar’s operating results and business generally; disruption of the current plans and operations of Gilat and Stellar as a result of the consummation of the transaction, including risks that Stellar’s business will not be integrated successfully into Gilat’s operations, and that Stellar’s product shipments, sales, revenues and margins following the completion of the acquisition will not achieve the rates currently expected; risks relating to Gilat’s ability to realize anticipated benefits of the combined operations; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Gilat’s  proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen and the instability in the middle east; and other factors discussed under the heading “Risk Factors” in Gilat’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and Gilat undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
Hagayk@gilat.com

IR Contact: Alliance Advisors:

GilatIR@allianceadvisors.com
Phone: +1 212 838 3777